Eurasian Minerals Inc.

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.A

Eurasian Proposes to Carry Out $5.28 Million Private Placement
with Newmont and IFC

Vancouver, British Columbia, May 18, 2010 (TSX Venture: EMX) -- Eurasian Minerals Inc. is pleased to announce a proposed private placement financing with Newmont Mining Corporation (NYSE: NEM) and IFC, a member of the World Bank Group, for gross proceeds of C$5.28 million. The placement will consist of 2,400,000 shares at C$2.20 per share.

There can be no assurance that the private placement will be completed as proposed, or at all, and it is subject to execution of definitive agreements and regulatory approvals. The shares will be subject to restrictions on transfer for a period of four months from closing.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com

Website: www.eurasianminerals.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements. Such statements include, without limitation, statements regarding the settlement and execution of formal documentation with Newmont.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless an exemption from such registration is available.

3rt Floor – 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com